================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ----------------

                                   SCHEDULE TO
                             TENDER OFFER STATEMENT
                                      Under
                       SECTION 14(d)(1) OR 13(e)(1) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No.3)

                                ----------------

                             PINNACLE SYSTEMS, INC.
         (Name of Subject Company (Issuer) and Filing Person (Offeror))

                 Options to Purchase Common Stock, No Par Value
                         (Title of Class of Securities)

                                    723481107
                      (CUSIP Number of Class of Securities)
                            (Underlying Common Stock)

                                 Mark L. Sanders
                            280 North Bernardo Avenue
                         Mountain View, California 94043
                                 (650) 237-1600
       (Name,address and telephone number of person authorized to receive notices and communications on behalf of filing person)

                                   Copies to:

                             Chris F. Fennell, Esq.
                           Christian E. Montegut, Esq.
                        Wilson Sonsini Goodrich & Rosati,
                            Professional Corporation
                               650 Page Mill Road
                        Palo Alto, California 94304-1050
                                 (650) 493-9300

                            CALCULATION OF FILING FEE

======================================================================================
             Transaction Valuation*                          Amount of Filing Fee
--------------------------------------------------------------------------------------
 $38,426,012.90 ......................................       $7,685.21**
======================================================================================

* Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase: 11,037,152 shares of common stock of Pinnacle Systems, Inc. having an aggregate value of $38,426,012.90 as of November 15, 2001 will be exchanged and/or cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

** $7,291.13 previously paid on November 16, 2001 in connection with the filing of Scedule TO (File No. 5-44097) and $394.08 previously paid on December 6, 2001 in connection with the filing of Amendment No. 2 to Schedule TO (File No. 5-44097).

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                           Amount Previously Paid: N/A
                          Form or Registration No.: N/A
                                Filing Party: N/A
                                 Date Filed: N/A

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]  third party tender offer subject to Rule 14d-1.
[X]  issuer tender offer subject to Rule 13e-4.
[ ]  going-private transaction subject to Rule 13e-3.
[ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]
================================================================================

Introductory Statement

   This Amendment No.3 amends and supplements the Tender Offer Statement on Schedule TO (as amended by Amendment No.1 and Amendment No.2) filed by Pinnacle Systems, Inc., a California corporation ("Pinnacle" or the "Company") with the Securities and Exchange Commission on November 16, 2001 (the "Schedule TO"), relating to Pinnacle's offer to exchange certain outstanding eligible stock options to purchase shares of our common stock, upon the terms and subject to the conditions described in the (i) Offer to Exchange, (ii) the Election Form,
(ii) the Memorandum from President and Chief Executive Officer to Employees and
(iv) the Notice to Withdraw from the Offer (which together constitute the "Offer"). This Amendment No.3 is the final amendment to the Schedule TO and reports the final results of the Offer.

   The Offer expired at 9:00 p.m. Pacific Standard Time, on Monday December
17, 2001. Pursuant to the Offer, Pinnacle accepted for exchange and cancellation options to purchase an aggregate of 2,604,409 shares of its common stock, representing approximately 24% of the shares subject to options that were available to be tendered in the Offer as of December 6, 2001. Subject to the terms and conditions described in the Offer to Exchange filed as Exhibit (a)(1) to the Schedule TO, Pinnacle will issue new options to purchase up to an aggregate of 2,604,409 shares of its common stock in exchange for such tendered options.

                                    SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 3 to Schedule TO is true, complete and correct.

                                          PINNACLE SYSTEMS, INC.

                                          By:  /s/ Arthur D/ Chadwick
                                               ---------------------------------
                                                Arthur D. Chadwick
                                                Chief Financial Officer


Date: December 19, 2001